News Release

For immediate release

Gildan Activewear Reports Results for Fiscal 2011 Fourth Quarter and Full Year
and Initiates Guidance for Fiscal 2012

– Fourth Quarter in Line with Prior Guidance –
– Full Year EPS Up 20.4% Compared to Fiscal 2010 –
–Loss Projected for Q1 2012 Due to High-Cost Cotton, Distributor Inventory Destocking, Promotional Discounting and Special Distributor Inventory Devaluation Discount –
– Balance of Fiscal 2012 Projected to Show Gradual Recovery Due to Lower Cotton and Manufacturing Costs –
– Declaration of Quarterly Dividend of U.S. $0.075 per share –

Montréal, Thursday, December 1, 2011 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its results for the fourth quarter of fiscal 2011 as well as for the full fiscal year, which were in line with its prior earnings guidance. The Company also initiated its sales and earnings guidance for fiscal 2012. The Company is projecting a loss in the first quarter of fiscal 2012, followed by an anticipated gradual strengthening in results in the balance of the fiscal year, as the Company finishes consuming inventories produced with high-cost cotton and achieves projected manufacturing efficiencies. Due to the loss in the first quarter, full year adjusted EPS in fiscal 2012 is currently projected to be approximately U.S. $1.30, compared to adjusted EPS of U.S. $2.01 in fiscal 2011.

Fourth Quarter Sales and Earnings

Net earnings for the fourth fiscal quarter ended October 2, 2011 were U.S. $48.5 million or U.S. $0.40 per share on a diluted basis, down respectively 14.6% and 14.9% from U.S. $56.8 million or U.S. $0.47 per share in the fourth quarter of fiscal 2010. Results for the fourth quarter include restructuring charges totalling U.S. $2.3 million after-tax or U.S. $0.02 per share, to write down the carrying value of facilities held for sale and to recognize additional pension costs for the former Gold Toe Moretz pension plan, which the Company intends to terminate in 2012. Before the restructuring charges in both years, adjusted net earnings were U.S. $50.8 million or U.S. $0.42 per share, down respectively 12.9% and 12.5% from U.S. $58.3 million or U.S. $0.48 per share.

The decline in adjusted net earnings and EPS in the fourth quarter compared to last year was due to the significant increase in the cost of cotton, which was not fully recovered in higher net selling prices, lower unit sales volumes for activewear and the non-recurrence of insurance proceeds and a cotton subsidy received in the fourth quarter of last year. These negative factors were partially offset by the positive impact of income tax recoveries in the fourth quarter of fiscal 2011, more favourable activewear product-mix, lower SG&A expenses and the earnings accretion from the acquisition of Gold Toe Moretz.

Adjusted EPS slightly exceeded the Company’s guidance for the quarter of approximately U.S. $0.40 provided on August 4, 2011. Compared to its August guidance, the unfavourable impact of weaker demand and increased promotional discounting in the wholesale distributor channel, lower inventory replenishment by mass-market retailers and lower than forecast sock manufacturing efficiencies was more than offset by the later than anticipated timing of destocking of inventories by wholesale distributors, which is now occurring in the first quarter of fiscal 2012, and the benefit of income tax recoveries.

Net sales in the fourth quarter amounted to U.S. $481.8 million, up 30.6% from U.S. $368.9 million in the fourth quarter of fiscal 2010. The Company had forecast in August that sales in the fourth quarter would be slightly below U.S. $500 million. Sales of activewear and underwear amounted to U.S. $368.9 million, up 20.0% from fiscal 2010, and sales of socks were U.S. $112.9 million, up 83.6% from U.S. $61.5 million a year ago.

The growth in sales of activewear and underwear compared to the fourth quarter of fiscal 2010 was due to an approximate 23% increase in average net selling prices, partially offset by a 7.6% reduction in unit volume shipments which declined due to a 6.3% reduction in industry shipments from U.S. distributors to U.S. screenprinters and seasonal destocking in the U.S. screenprint market which was less than anticipated. Gildan’s market share in the U.S. distributor channel in the fourth quarter was 62.3%, according to the CREST report, and was essentially unchanged from 62.1% in the fourth quarter of last year. Consequently, the Company has recaptured the slight loss of market share incurred earlier in the fiscal year, when it was unable to fully service demand for its products due to capacity constraints and sub-optimal inventory levels.

The increase in sales revenues for socks was due to the acquisition of Gold Toe Moretz. Shipments of socks in the fourth quarter of fiscal 2011 were negatively impacted by weak market conditions and inventory destocking by mass-market retailers. Also, sales of socks in the fourth quarter of fiscal 2010 were positively impacted by the later timing of shipments of back-to-school programs.

Gross margins in the fourth quarter were 20.4% compared with the Company’s guidance in August of approximately 22%, and 27.3% in the fourth quarter of last year. Gross margins were lower than forecast due to higher than forecast selling price promotions in the U.S. wholesale distributor channel in the month of September and lower than projected sock manufacturing efficiencies. The decrease in gross margins compared to last year was due to the significant increase in the cost of cotton, which was not fully recovered in higher selling prices, and the non-recurrence of the proceeds from the insurance claim for the Haiti earthquake and a cotton subsidy received in Gildan’s U.S. yarn-spinning joint venture, which together positively impacted gross margins by over 400 basis points in the fourth quarter of last year. These negative factors were partially offset by more favourable activewear product-mix and the impact of the acquisition of Gold Toe Moretz.

SG&A expenses in the fourth quarter increased to U.S. $53.3 million from U.S. $42.0 million in the fourth quarter of last year. The increase in SG&A expenses was due to the impact of including Gold Toe Moretz, which resulted in approximately

U.S. $15 million of additional SG&A expenses, partially offset by the non-recurrence of a U.S. $1.5 million provision for doubtful accounts receivable in the fourth quarter of last year and lower distribution expenses.

Adjusted EPS in the fourth quarter included income tax recoveries totalling approximately U.S. $7.6 million arising from losses in the Company’s U.S. legal entities.

Full Year Sales and Earnings

Net sales for fiscal 2011 amounted to U.S. $1,726.0 million, up 31.6% from U.S. $1,311.5 million in fiscal 2010. The growth in sales revenues was due to higher net selling prices and increased unit sales volumes for activewear and underwear, as well as the impact of the acquisition of Gold Toe Moretz, partially offset by lower organic sock sales. Unit sales growth in activewear and underwear of 7.7% reflected the recovery in market conditions in the U.S. wholesale distributor channel in the first half of the fiscal year, the Company’s penetration in other screenprint markets and increased shipments of activewear and underwear to mass-market retailers, partially offset by an approximate 8% decline in overall market demand in shipments from U.S. distributors to U.S. screenprinters in the second half of the fiscal year.

Net earnings for fiscal 2011 amounted to U.S. $239.9 million or U.S. $1.96 per share, up 21.0% and 20.2% respectively from U.S. $198.2 million or U.S. $1.63 per share in fiscal 2010. Adjusted net earnings before restructuring charges were U.S. $245.5 million or U.S. $2.01 per share, up 20.6% and 20.4% respectively from U.S. $203.6 million or U.S. $1.67 per share last year. The growth in earnings and EPS was due to increased sales revenues for activewear, which, together with the earnings and EPS accretion attributable to the Gold Toe Moretz acquisition and income tax recoveries, more than offset the impact of higher cotton and other input costs, lower organic sales of socks and increased selling, general and administrative expenses.

Cash Flow and Financial Position

The Company ended the fourth quarter and the financial year with cash and cash equivalents of U.S. $88.8 million and U.S. $209.0 million of bank indebtedness. In the fourth quarter the Company generated EBITDA of U.S. $65.6 million and free cash flow of U.S. $61.8 million. Inventories, which had been at sub-optimal levels to adequately service customer demand throughout the first three quarters of the fiscal year, increased by approximately U.S. $55.0 million during the fourth quarter. Capital expenditures in the fourth quarter amounted to U.S. $50.8 million. During the fourth quarter, the Company utilized its normal course issuer bid program to repurchase 400,000 of its common shares outstanding.

EBITDA for the full fiscal year amounted to U.S. $312.5 million and the Company generated free cash flow of U.S. $7.3 million in fiscal 2011.

Segmented Reporting

Beginning in the first quarter of fiscal 2012, Gildan will begin reporting its retail business as a separate operating business segment, in line with the new operating and internal financial reporting structure of the Company. Gildan is now structured as two operating businesses, each of which has accountability for its financial performance and return on capital. The screenprint business will continue to be headquartered in Barbados and the new retail business operations are headquartered in Charleston, South Carolina.

The Company has made significant investments in its manufacturing and distribution facilities to support the development of its retail business, and has also undertaken the recent strategic acquisition of Gold Toe Moretz. The Company believes that its investments in manufacturing technology and the consistently high quality of its products will enable it over time to successfully develop the Gildan® brand for retail, and maximize the further growth potential of its Gold Toe®, PowerSox®, SilverToe®, Auro®, All Pro®, and GT® brands as well as its exclusive U.S. sock license for the Under Armour® and New Balance® brands. The Company will also evaluate other possible consumer brand acquisitions to complement its organic retail growth.

A major objective for the Company in fiscal 2012 will be to achieve more acceptable profit margins and returns on capital for its retail business, which has been unprofitable in fiscal 2011 due to a combination of factors, including the high cost of cotton, the transition of sock manufacturing from the U.S. to Honduras, the ramp-up of its new distribution centre, and the development of a significant overhead infrastructure to implement the Company’s retail strategy and drive the future growth of the business.

In addition, the Company has been shifting its retail product-mix to de-emphasize and forego private label programs which do not meet its profit criteria and to focus on the development of its owned and licensed brands, together with selective private label programs which fit with its efficient large-scale vertical manufacturing and which provide acceptable profitability and returns.

Gildan is projecting that its retail business will begin to report operating profits during the course of fiscal 2012, due to lower-cost cotton and manufacturing efficiencies. Subsequent future growth in retail operating margins will be driven by unit volume growth, which will result in increased manufacturing efficiencies and increased SG&A leverage, as well as by projected additional synergies from the Gold Toe Moretz acquisition.

Outlook

The Company is providing sales and earnings guidance, based on the assumption of continuing weak overall economic conditions and weak industry demand. Also, the industry is managing through a unique transition from rapid inflation in cotton costs to rapid deflation.

The Company is projecting a loss of approximately $0.40 per share in its first fiscal quarter on projected sales of approximately U.S. $300 million, compared with EPS of U.S. $0.30 in the first quarter of fiscal 2011 on sales of U.S. $331.3 million.

Short-term promotional discounting began to increase at the end of the fourth quarter, and has continued to increase in the first quarter of fiscal 2012. Also, in the first quarter, in anticipation of selling price reductions, distributors have been supplying screenprinter demand without replenishing inventory levels, resulting in excess producer inventories and further increases in promotional discounting as producers seek to maintain capacity utilization in their manufacturing facilities. As the market leader, in order to enable distributors to plan their business and stimulate screenprinter demand for Gildan products, Gildan announced yesterday that it is reducing gross selling prices in the U.S. wholesale distributor channel effective December 5, 2011, and applying the benefit of this price reduction to existing distributor inventories. The impact of the special distributor inventory devaluation discount on first quarter results is projected to be approximately U.S. $0.16 per share.

Although Gildan is no longer constrained by lack of capacity and is maintaining a high market share, the combination of weak end-use demand and distributor destocking is projected to result in an approximate 40% decline in Gildan’s unit sales volumes in the screenprint market in the first quarter, compared to the first quarter of fiscal 2011. In addition, the first quarter is seasonally the lowest-volume quarter of the fiscal year.

The projected results for the first fiscal quarter are due to a combination of factors including the significant destocking of inventories by distributors, increased promotional pricing at the same time that the Company is consuming inventories produced with high cotton costs, the impact of the special distributor inventory devaluation discount, and extension of the normal holiday production downtime in December, in order to manage inventory levels.

In the second half of the fiscal year, the Company expects to benefit from significantly lower cotton costs compared with both the first half of fiscal 2012 and the second half of fiscal 2011. Also, the Company is projecting increased efficiencies in its sock manufacturing operations. Adjusted EPS for fiscal 2012 is projected to be approximately U.S. $1.30, down 35% from U.S. $2.01 per share in fiscal 2011. Net sales revenues in fiscal 2012 are projected to be approximately U.S. $1.9 billion, compared with U.S. $1,726 million in fiscal 2011. Sales revenues for the screenprint business are projected to be approximately U.S. $1.3 billion, and retail sales revenues are projected to be approximately U.S. $0.6 billion.

The projected reduction in full year EPS in fiscal 2012 compared to 2011 is primarily due to higher cotton costs in the first half of the year, lower selling prices for activewear, the special distributor devaluation discount and the non-recurrence of income tax recoveries during fiscal 2011. These negative factors are assumed to be partially offset by assumed lower cotton costs in the second half of the year, projected higher net selling prices for socks and underwear, projected higher activewear sales volumes, more favourable manufacturing efficiencies, after taking account of shutdown costs assumed in fiscal 2012, and the EPS accretion from a full year of earnings from the acquisition of Gold Toe Moretz.

It is emphasized that the current environment for the Company’s business is highly uncertain and volatile, and the financial projections provided for fiscal 2012 could be significantly impacted by any improvement or further deterioration in conditions and in the underlying assumptions for the business.

The main assumptions underlying the Company’s sales and earnings guidance for fiscal 2012 are set out below. Projected results are highly sensitive to changes in assumptions for unit volumes and unit selling prices, as well as for future cotton prices and the Company’s ability to achieve projected manufacturing cost reductions.

– Overall industry shipments from U.S. distributors to U.S. screenprinters are assumed to be down by approximately 2.5% in fiscal 2012 compared to fiscal 2011. Industry shipments in the second quarter of fiscal 2012 are assumed to be down by 5% compared to the second quarter of fiscal 2011, the same decline as projected in the first quarter. Industry shipments in the second half of fiscal 2012 are assumed to be essentially unchanged from a low base in the second half of fiscal 2011. The Company is assuming an average market share of approximately 65% in the U.S. wholesale distributor channel in fiscal 2012. The Company is projecting growth in sales volumes in international and other markets in fiscal 2012. The Company estimates that every one million dozen change in demand for activewear impacts annual EPS by over U.S. $0.05. The Company has scheduled additional manufacturing downtime in addition to the shutdown in the first quarter due to the assumed weak market demand.

– It has been assumed that net selling prices in the screenprint market will decline slightly during the balance of fiscal 2012 and that selling prices will be lower than in fiscal 2011. However, there is no assurance that selling price competition will not be more severe than projected, as manufacturers seek to maintain mill capacity utilization. The Company estimates that every 1% change in screenprint net selling prices impacts projected EPS for fiscal 2012 by approximately U.S. $0.10.

– Selling price increases which were recently implemented in the retail market did not reflect the full pass-through of high-cost cotton. Therefore, while gross margins for retail products are continuing to be adversely affected in the first half of fiscal 2012 by the high cost of cotton, it is not currently expected that Gildan’s selling prices to retailers will decline when the Company benefits from lower cotton costs in the second half of the fiscal year.

– Cotton costs in the first half of the fiscal year will be significantly higher than the first half of fiscal 2011. The weak demand environment is projected to result in slower consumption of inventories manufactured with high-cost cotton. The consumption of such inventories is now assumed to continue until early in the third quarter of fiscal 2012. However, based on current futures, cotton costs in the second half of the fiscal year are expected to be significantly lower than the second half of fiscal 2011.

– SG&A in fiscal 2012 is assumed to increase by approximately U.S. $25 million compared to fiscal 2011, due to the inclusion of Gold Toe Moretz for the full fiscal year. The income tax rate in fiscal 2012 is currently assumed to be approximately 1%.

The Company expects to generate free cash flow of approximately U.S. $75 million - U.S. $100 million in fiscal 2012. The

Company expects to use cash in the first half of the fiscal year, due to the loss in the first quarter and working capital requirements for the peak summer selling season in the T-shirt industry. Capital expenditures are projected to amount to approximately U.S. $100 million, including the ramp-up of the Rio Nance V facility. Although the Company is continuing to accelerate its ramp-up of the new facility, it plans to carefully manage production in line with market demand. The Company is currently planning to manage capacity and inventory levels by temporarily reducing capacity at the Rio Nance I facility.

Declaration of Quarterly Dividend and Renewal of Normal Course Issuer Bid

The Board of Directors has declared a cash dividend of U.S. $0.075 per share, payable on January 6, 2012 to shareholders of record on December 15, 2011. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

In addition, the Company announced that it is renewing its normal course issuer bid to repurchase outstanding shares of the Company in the open market. Under its renewed bid, the Company intends to purchase up to 1 million common shares, representing approximately 0.8% of the Company’s issued and outstanding common shares, in accordance with the requirements of the TSX. As of November 30, 2011 the Company had 121,410,406 shares issued and outstanding.

Gildan is authorized to make purchases under the bid during the period from December 6, 2011 to December 5, 2012, or until such time as the bid is completed or terminated at Gildan’s option. Purchases will be made on the open market on both the TSX and the NYSE. Under the bid, Gildan may purchase up to a maximum of 107,619 shares daily, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid will be the market price of the shares on the stock exchange on which such shares are purchased at the time of acquisition. Shares purchased under the bid will be cancelled.

At the date hereof, directors, senior officers and other insiders of the Company have indicated that they may sell up to approximately 55,000 shares of the Company during the course of the bid primarily to cover tax liabilities from the vesting of restricted share unit grants and from the exercise of certain stock option awards that are expiring, having reached their maximum ten-year term. The benefits to any insider whose shares are purchased would be the same as the benefits available to all other shareholders whose shares are purchased.

The purchase of common shares under the normal course issuer bid may, in the Company’s opinion, represent an appropriate use of funds in the event that the shares trade at a price which does not adequately reflect their value in relation to Gildan’s assets, business and future business prospects.  The purchase of shares will also offset the dilutive effect of the issuance of shares pursuant to Gildan’s compensation plans.

During the period from December 6, 2010 to December 5, 2011 inclusively, the Company purchased under its current normal course issuer bid a total of 400,000 of its issued and outstanding common shares.

International Financial Reporting Standards (IFRS)

As disclosed in our previous regulatory filings, IFRS is replacing Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. As a result, the Company will begin reporting under IFRS for its fiscal 2012 interim and annual financial statements beginning October 3, 2011, with comparative information presented for fiscal 2011. Our 2011 Annual Management’s Discussion and Analysis will include an update on the status of our IFRS transition plan as well as an updated summary of the impact of the significant differences identified between Canadian GAAP and IFRS on our opening fiscal 2011 balance sheet and our consolidated statement of earnings and comprehensive income for the year ended October 2, 2011. The Company’s adjusted net earnings outlook for fiscal 2012 reflects the adoption of IFRS in fiscal 2012, and the Company does not expect the adoption of IFRS to have a material impact on its net earnings or adjusted net earnings for fiscal 2012.

Disclosure of Outstanding Share Data

As of November 30, 2011, there were 121,410,406 common shares issued and outstanding along with 1,150,000 stock options and 914,390 dilutive restricted share units (“Treasury RSUs”) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM ET. The conference call can be accessed by dialing 866-321-6651 (Canada & U.S.) or 416-642-5212 (international) and entering passcode 4653929, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 11:30 AM ET by dialing 888-203-1112 (Canada & U.S.) or 647-436-0148 (international) and entering passcode 4653929, until December 8, 2011 at midnight, or by sound web cast on Gildan's Internet site for 30 days.

The Company expects to file its 2011 Management’s Discussion and Analysis and its 2011 audited Consolidated Financial Statements with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission during the week of December 5, 2011.

About Gildan

Gildan is a marketer and globally low-cost vertically-integrated manufacturer of quality branded basic apparel. Gildan® is the leading activewear brand in the screenprint market in the U.S. and Canada. The brand is continuing to grow in Europe, Mexico and the Asia-Pacific region. The Company sells T-shirts, sport shirts and fleece as undecorated “blanks”, which are subsequently decorated by screenprinters with designs and logos. The Company is also one of the world’s largest suppliers of branded and private label athletic, casual and dress socks sold to a broad spectrum of retailers in the U.S. Gildan markets its sock products under a diversified portfolio of company-owned brands, including Gold Toe®, PowerSox®, SilverToe®, Auro®, All Pro®, GT®, and the Gildan® brand. The Company is also the exclusive U.S. sock licensee for the Under Armour® and New Balance® brands. In addition to socks, the Company is increasingly becoming a significant supplier of underwear and undecorated activewear products in the retail channel. With approximately 29,500 employees worldwide, Gildan owns and operates highly efficient, large-scale, environmentally and socially responsible facilities in Central America and the Caribbean Basin and has begun the development of a manufacturing hub in Bangladesh to support its planned growth in Asia and Europe. More information on the Company can be found on Gildan’s website at www.gildan.com.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to industry demand and unit volume growth, sales revenue, gross margins, selling, general and administrative expenses, earnings per share, capital expenditures, market share, selling prices, cotton costs, income tax rate, and free cash flow. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the “Critical Accounting Estimates” and “Financial Risk Management” sections in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source;
•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•	our significant reliance on computerized information systems for our business operations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2012 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness). These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs, as well as the non-controlling interest in consolidated joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.
(in U.S.$ millions)	Q4 2011	Q4 2010	YTD 2011	YTD 2010
Net earnings	48.5	56.8	239.9	198.2
Restructuring and acquisition-related costs	3.6	2.8	8.5	8.7
Depreciation and amortization	21.9	17.6	79.8	66.5
Variation of depreciation included in inventories	(1.4)	0.1	(3.4)	2.7
Interest expense, net	1.7	0.1	2.9	0.4
Income taxes	(8.9)	(2.5)	(15.7)	(1.9)
Non-controlling interest of consolidated joint venture	0.2	2.7	0.5	3.8
EBITDA	65.6	77.6	312.5	278.4

Certain minor rounding variances exist between the financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and acquisition-related costs. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and acquisition-related costs that could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.
(in U.S.$ millions, except per share amounts)	Q4 2011	Q4 2010	YTD 2011	YTD 2010
Net earnings	48.5	56.8	239.9	198.2
Adjustments for:
Restructuring and acquisition-related costs	3.6	2.8	8.5	8.7
Income tax recovery on restructuring and acquisition-related costs	(1.3)	(1.3)	(2.9)	(3.3)
Adjusted net earnings	50.8	58.3	245.5	203.6
Basic EPS*	0.40	0.47	1.97	1.64
Diluted EPS*	0.40	0.47	1.96	1.63
Adjusted diluted EPS*	0.42	0.48	2.01	1.67

* Quarterly EPS may not add to year-to-date EPS due to rounding
Certain minor rounding variances exist between the financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.
(in U.S.$ millions)	Q4 2011	Q4 2010	YTD 2011	YTD 2010
Cash flows from operating activities	110.7	90.0	181.6	301.6
Cash flows used in investing activities	(46.0)	(33.1)	(523.9)	(141.2)
Adjustments for:
Business acquisitions	(2.9)	0.5	349.6	15.8
Restricted cash reimbursed related to a business acquisition	-	-	-	(0.3)
Free cash flow	61.8	57.4	7.3	175.9

Certain minor rounding variances exist between the financial statements and this summary.

Total indebtedness and Net indebtedness (Cash in excess of total indebtedness)

The Company considers total indebtedness and net indebtedness (cash in excess of total indebtedness) to be important indicators of the financial leverage of the Company.
(in U.S.$ millions)	Q4 2011	Q4 2010
Long-term debt and Total indebtedness	209.0	-
Cash and cash equivalents	(88.8)	(258.4)
Net indebtedness (Cash in excess of total indebtedness)	120.2	(258.4)

Certain minor rounding variances exist between the financial statements and this summary.

CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	October 2, 2011	October 3, 2010
	(unaudited)	(audited)

Current assets:
Cash and cash equivalents	$88,802	$258,442
Trade accounts receivable	191,594	145,684
Income taxes receivable	515	-
Inventories	575,594	332,542
Prepaid expenses and deposits	10,966	9,584
Future income taxes	11,666	6,340
Other current assets	9,307	9,079
	888,444	761,671

Property, plant and equipment	565,398	479,292
Assets held for sale	13,142	3,246
Intangible assets	256,467	61,321
Goodwill	153,219	10,197
Other assets	13,051	11,805

Total assets	$1,889,721	$1,327,532

Current liabilities:
Accounts payable and accrued liabilities	$315,269	$186,205
Income taxes payable	-	5,024
	315,269	191,229

Long-term debt	209,000	-
Future income taxes	26,575	10,816
Non-controlling interest in consolidated joint venture	11,562	11,058

Shareholders' equity:
Share capital	100,436	97,036
Contributed surplus	16,526	10,091

Retained earnings	1,184,781	982,764
Accumulated other comprehensive income	25,572	24,538
	1,210,353	1,007,302
	1,327,315	1,114,429

Total liabilities and shareholders' equity	$1,889,721	$1,327,532

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	October 2, 2011	October 3, 2010	October 2, 2011	October 3, 2010
	(unaudited)	(unaudited)	(unaudited)	(audited)

Net sales	$481,755	$368,935	$1,726,041	$1,311,463
Cost of sales	383,304	268,268	1,288,293	947,206

Gross profit	98,451	100,667	437,748	364,257

Selling, general and administrative
expenses	53,291	42,045	199,132	154,674
Restructuring and acquisition-related
costs (note 1)	3,554	2,783	8,465	8,705

Operating income	41,606	55,839	230,151	200,878

Financial expense (income), net
(note 2)	1,825	(1,132)	5,485	751
Non-controlling interest in
consolidated joint venture	198	2,691	504	3,786

Earnings before income taxes	39,583	54,280	224,162	196,341

Income taxes	(8,951)	(2,536)	(15,742)	(1,904)

Net earnings	48,534	56,816	239,904	198,245

Other comprehensive (loss) income,
net of related income taxes	(330)	(3,425)	1,034	(1,710)

Comprehensive income	$48,204	$53,391	$240,938	$196,535

Earnings per share:
Basic EPS	$0.40	$0.47	$1.97	$1.64
Diluted EPS	$0.40	$0.47	$1.96	$1.63

Weighted average number of shares
outstanding (in thousands):
Basic	121,548	121,334	121,526	121,159
Diluted	122,143	122,141	122,283	121,980

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	October 2, 2011	October 3, 2010	October 2, 2011	October 3, 2010
	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash flows from (used in) operating activities:
Net earnings	$48,534	$56,816	$239,904	$198,245
Adjustments for non-cash items (note 3)	16,449	13,244	70,851	72,360
	64,983	70,060	310,755	270,605
Changes in non-cash working capital balances:
Trade accounts receivable	81,230	23,673	(18,861)	16,018
Inventories	(54,495)	(7,989)	(182,080)	(32,280)
Prepaid expenses and deposits	1,525	1,012	698	2,020
Other current assets	1,885	921	1,883	(168)
Accounts payable and accrued liabilities	21,544	(3,310)	74,496	52,127
Income taxes payable	(5,992)	5,586	(5,341)	(6,771)
	110,680	89,953	181,550	301,551
Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under revolving
long-term credit facility	(43,000)	-	209,000	-
Dividends paid	(9,154)	-	(27,496)	-
Increase in other long-term debt	-	-	-	43
Repayment of other long-term debt	-	(58)	-	(4,430)
Proceeds from the issuance of shares	326	203	4,017	1,869
Repurchase and cancellation of shares	(10,537)	-	(10,537)	-
Repurchase of shares	(2,152)	-	(2,152)	-
Recovery related to repricing of stock options previously
exercised	-	-	-	1,159
	(64,517)	145	172,832	(1,359)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(49,042)	(33,242)	(159,946)	(126,855)
Purchase of intangible assets	(1,776)	(109)	(4,776)	(1,026)
Business acquisitions	2,856	(524)	(349,639)	(15,850)
Payment of contingent consideration	-	-	(5,815)	-
Restricted cash related to a business acquisition	-	-	-	254
Purchase of corporate asset, net of proceeds	-	-	(3,693)	-
Proceeds on disposal of assets held for sale	657	320	1,125	4,708
Net decrease (increase) in other assets	1,324	423	(1,193)	(2,477)
	(45,981)	(33,132)	(523,937)	(141,246)
Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	(373)	267	(85)	(236)
Net (decrease) increase in cash and cash equivalents during
the period	(191)	57,233	(169,640)	158,710
Cash and cash equivalents, beginning of period	88,993	201,209	258,442	99,732
Cash and cash equivalents, end of period	$88,802	$258,442	$88,802	$258,442

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

For complete notes to the consolidated financial statements, please refer to the filings with the various securities regulatory authorities which are expected to be available during the week of December 5, 2011.

1. Restructuring and acquisition-related costs:

	Three months ended		Twelve months ended
	October 2,	October 3,	October 2,	October 3,
	2011	2010	2011	2010

Loss on disposal of assets held for sale	$475	$470	$634	$37
Accelerated depreciation	-	218	-	2,488
Asset impairment loss and write-down of assets held
for sale	1,422	784	1,722	1,826
Employee termination costs and other benefits	122	71	2,887	744
Other exit costs	1,535	1,335	3,222	3,705
Adjustment for employment contract	-	(95)	-	(95)
	$3,554	$2,783	$8,465	$8,705

2. Financial expense (income), net:

	Three months ended		Twelve months ended
	October 2,	October 3,	October 2,	October 3,
	2011	2010	2011	2010

Interest expense	$1,701	$137	$2,856	$436
Bank and other financial charges	810	462	2,216	1,504
Foreign exchange gain	(686)	(1,738)	(1,098)	(1,084)
Derivative loss (gain) on financial instruments not
designated for hedge accounting	-	7	1,511	(105)
	$1,825	$(1,132)	$5,485	$751

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

3. Adjustments for non-cash items:

	Three months ended		Twelve months ended
	October 2,	October 3,	October 2,	October 3,
	2011	2010	2011	2010

Depreciation and amortization (note 4)	$21,933	$17,617	$79,808	$66,472
Variation of depreciation included in inventories (note 4)	(1,383)	58	(3,423)	2,725
Restructuring charges related to assets held for sale
and property, plant and equipment	1,897	1,472	2,356	4,351
(Gain) loss on disposal of long-lived assets	(26)	(165)	1,877	842
Loss on disposal of corporate asset	-	-	3,693	-
Stock-based compensation costs	1,477	935	4,899	4,081
Future income taxes	(6,038)	(8,366)	(19,118)	(11,427)
Non-controlling interest in consolidated joint venture	198	2,691	504	3,786
Unrealized net (gain) loss on foreign exchange and financial
derivatives not designated as cash flow hedges	(1,353)	(973)	255	846
Adjustments to financial derivatives included in other
comprehensive income, net of amounts reclassified
to net earnings	(256)	(25)	-	684
	$16,449	$13,244	$70,851	$72,360

4. Depreciation and amortization:

	Three months ended		Twelve months ended
	October 2,	October 3,	October 2,	October 3,
	2011	2010	2011	2010

Depreciation and amortization of property, plant and
equipment and intangible assets	$21,933	$17,617	$79,808	$66,472
Adjustment for the variation of depreciation of property,
plant and equipment and intangible assets included in
inventories at the beginning and end of the period	(1,383)	58	(3,423)	2,725
Depreciation and amortization included in the
consolidated statements of earnings and
comprehensive income	$20,550	$17,675	$76,385	$69,197

Comprised of:
Depreciation of property, plant and equipment	$16,074	$15,462	$63,283	$60,378
Amortization of intangible assets	4,468	2,210	13,087	8,797
Amortization of financing costs and other	8	3	15	22
Depreciation and amortization included in the
consolidated statements of earnings and
comprehensive income	$20,550	$17,675	$76,385	$69,197

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

5. Segmented Sales:

	Three months ended		Twelve months ended
	October 2,	October 3,	October 2,	October 3,
	2011	2010	2011	2010

The company has two customers accounting for at least
10% of total net sales:
Customer A	17.4%	17.6%	19.4%	21.0%
Customer B	10.4%	16.9%	12.1%	14.3%

Net sales were derived from customers located in the
following geographic areas:
United States	$428,674	$328,050	$1,536,670	$1,154,776
Canada	18,622	16,128	63,422	54,160
Europe and other	34,459	24,757	125,949	102,527
	$481,755	$368,935	$1,726,041	$1,311,463

Net sales by major product group:
Activewear and underwear	$368,897	$307,476	$1,406,036	$1,084,953
Socks	112,858	61,459	320,005	226,510
	$481,755	$368,935	$1,726,041	$1,311,463